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                                                                       EXHIBIT O

                  13A COMMERCIAL MORTGAGE SECURITIES FUND, INC.

                           RULE 18f-3 MULTI-CLASS PLAN

I.       Introduction.

                  In accordance with Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act"), the following Multiple Class Plan (the "Plan") specifies the differences among each individual class of shares of 13A Commercial Mortgage Securities Fund, Inc. (the "Fund") and sets forth the separate arrangements for allocating expenses among each class of shares that may be issued under the Fund's multiple class distribution system. The Fund is an open-end investment company registered under the 1940 Act.

                  As of the date hereof, the Fund hereby elects to offer multiple classes of shares pursuant to the provisions of Rule 18f-3 and this Plan. Each share will represent an equal pro rata interest in the underlying assets of the Fund.

                  The Fund has two classes of shares: "class x" is owned by investors that became shareholders during the period when the Fund was a closed-end fund and "class 1" is issued to investors that become shareholders after the Fund became an open-end fund.

II.      Allocation of Expenses.

                  Pursuant to Rule 18f-3 under the 1940 Act, the Fund shall allocate to each class of shares in a Fund any fees and expenses incurred by the Fund. In addition, pursuant to Rule 18f-3, the investment adviser to the Fund has agreed to waive its management fee so as to limit the total annual expenses of the Fund to 0.80% for the class x shares.

III.     Net Asset Value.

                  Under the Plan, all expenses incurred by the Fund will continue to be allocated among the various classes of shares based upon the net assets of the Fund attributable to each class, except that shares of a particular class will continue to bear the class expenses incurred by such class. Consequently, the net income of, and the dividends payable with respect to, each particular class would generally differ from the net income of, and the dividends payable with respect to, the other classes of shares of the Fund. Therefore,




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the net asset value per share of the classes will differ at times. Expenses allocated to a class of shares will continue to be borne on a pro rata basis by each outstanding share of that class.

IV.      Accountants' Procedures.

                  The methodology and procedures for calculating the net asset value, dividends and distributions of the classes of shares and the proper allocation of income and expenses shall be in accordance with Rule 18f-3 under the Investment Company Act of 1940, as amended.

V.       Conflicts of Interest.

                  The Fund does not believe that the implementation of the Plan will give rise to any conflicts of interest. The Board of Directors will continue to monitor, on an ongoing basis, the Fund for the existence of any material conflicts among the interests of the holders of the various classes of shares and will take any action reasonably necessary to eliminate any such conflicts that may develop. The Fund also believes that the interests of the various classes of shares as to the investment advisory fees of the Fund are the same and not in conflict. These fees are used to compensate the Fund's investment adviser for providing investment advisory services that are common to all investors, regardless of the class of shares.

VI.      Board Review.

                  The Board of Directors of the Fund shall review this Plan as frequently as it deems necessary. Prior to any material amendment(s) to this Plan, the Fund's Board of Directors, including a majority of the Directors that are not interested persons of the Fund, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or Fund expenses), is in the best interest of each class of shares of any Series individually and the Fund as a whole. In considering whether to approve any proposed amendment(s) to the Plan, the Directors shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan. Such information shall address, among other issues, the issue of whether any waivers or reimbursements of advisory or administrative fees could be considered a cross-subsidization of one class by another.





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                  In making its initial determination to approve this Plan, the
Board has focused on, among other things, the relationship between or among the classes and has examined potential conflicts of interest among classes (including those potentially involving a cross-subsidization between classes) regarding the allocation of fees, services, waivers and reimbursements of expenses, and voting rights. The Board has evaluated the level of services provided to each class and the cost of those services to ensure that the services are appropriate and the allocation of expenses is reasonable. In approving any subsequent amendments to this Plan, the Board shall focus on and evaluate such factors as well as any others deemed necessary by the Board.

                                      * * *

                  This Plan is hereby approved by a majority of the Directors of the Fund, including a majority of the Directors who are not interested persons of the Fund (collectively, the "Directors"). The Directors have found that this Plan, including the expense allocation, is in the best interests of each class individually and the Fund as a whole. The Directors have made this determination after requesting and evaluating such information as may be reasonably necessary to evaluate this Plan.

                  This Plan is intended to conform to Rule 18f-3 and Rule 6c-10 under the 1940 Act and any inconsistencies shall be read to conform with such Rules.

                                                             Dated: June 1, 1999